MICRO FOCUS

November 16, 2007

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 19 2007
WASH, D.C. 160 SECTION

SUPPL

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package are:

1. Form 88(2) dated September 3, 2007 – "Return of Allotment of Shares".
2. Form 88(2) dated September 10, 2007 – "Return of Allotment of Shares".
3. Form 88(2) dated September 11, 2007 – "Return of Allotment of Shares".
4. Form 88(2) dated September 12, 2007 – "Return of Allotment of Shares".
5. Form 88(2) dated September 14, 2007 – "Return of Allotment of Shares".
6. Form 88(2) dated September 18, 2007 – "Return of Allotment of Shares".
7. Form 88(2) dated September 18, 2007 – "Return of Allotment of Shares".
8. Form 88(2) dated September 19, 2007 – "Return of Allotment of Shares".
9. Form 88(2) dated September 21, 2007 – "Return of Allotment of Shares".
10. Form 88(2) dated September 21, 2007 – "Return of Allotment of Shares".
11. Form 88(2) dated September 24, 2007 – "Return of Allotment of Shares".
12. Form 88(2) dated September 25, 2007 – "Return of Allotment of Shares".
13. Form 88(2) dated September 26, 2007 – "Return of Allotment of Shares".
14. Form 88(2) dated September 26, 2007 – "Return of Allotment of Shares".
15. Form 88(2) dated October 01, 2007 – "Return of Allotment of Shares".
16. Form 88(2) dated October 02, 2007 – "Return of Allotment of Shares".
17. Form 88(2) dated October 03, 2007 – "Return of Allotment of Shares".
18. Form 88(2) dated October 04, 2007 – "Return of Allotment of Shares".

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

07028314

dw 12/3

9420 Key West Avenue • Rockville, MD 20850 • Tel (301) 838-5000 • Fax (301) 838-5025 • www.microfocus.com

MICRO FOCUS

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

FILE NO. 82-34962

Companies House
— for the record —

SEC MAIL PROCESSING SECTION
NOV 13 2007
WASH, D.C. 160

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	624	1391	1275
Nominal value of each share	10 PENCE	10 PENCE	10 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	0.05453	0.05459	0.05462

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	3290
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 11/10/07

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	05134647
Company name in full	Micro Focus International plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	426		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05453		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode E C 3 N 4 D A	Class of shares allotted ORDINARY	Number allotted 426
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 11/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc	
The Lawn, 22-30 Old Bath Road	
Newbury, Berkshire, RG14 1QN	Tel 01635 565353
DX number	DX exchange

FILE NO. 82-34962

Companies House
— for the record —

SEC MAIL PROCESSING SECTION RECEIVED NOV 1 9 2007 WASH, D.C. 160

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13525		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05443		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 13525
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ____________ Date 11/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House — for the record

SEC MAIL PROCESSING SECTION RECEIVED NOV 19 2007 WASH, D.C. 160

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4196		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05424		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

Form revised 10/03

FILE NO. 82-34962

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	4196
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ____________ Date 11/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day	Month	Year	To: Day	Month	Year
	14	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2100		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05422		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode E C 3 N 4 D A	ORDINARY	2100
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 11/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	18	
Month	09	
Year	2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1875	1125	3825
Nominal value of each share	10 PENCE	10 PENCE	10 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	0.00892	0.00330	0.05443

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 6825
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 11/10/07

A director / secretary / administrative / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1275	1275	
Nominal value of each share	10 PENCE	10 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	0.05463	0.05414	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address: Mariner House, Pepys Street, London UK Postcode: EC3N 4DA	Class of shares allotted: ORDINARY	Number allotted: 2550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 11/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN   Tel 01635 565353
DX number   DX exchange

FILE NO. 82-34962

Companies House
— for the record —

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 9 2007
WASH, D.C. 160

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 05134647

Company name in full: Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5250		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05481		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address: Mariner House, Pepys Street, London UK Postcode E C 3 N 4 D A	Class of shares allotted ORDINARY	Number allotted 5250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 11/10/07

A director / secretary / administrative / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	525	1275	1050
Nominal value of each share	10 PENCE	10 PENCE	10 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	0.05424	0.05463	0.05481

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 2850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 11/10/07

A director / secretary / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc	
The Lawn, 22-30 Old Bath Road	
Newbury, Berkshire, RG14 1QN	Tel 01635 565353
DX number	DX exchange

FILE NO. 82-34962

Companies House — for the record

RECEIVED NOV 2007 160 PROCESSING SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	05134647
Company name in full	Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12525		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05514		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 12525
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] **Date** 11/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	09	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4500		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.00332		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

FILE NO. 82-34962

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	4500
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed __________ **Date** 1/10/07

A director / secretary / administrative / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc	
The Lawn, 22-30 Old Bath Road	
Newbury, Berkshire, RG14 1QN	Tel 01635 565353
DX number	DX exchange

FILE NO. 82-34962

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 25, Month 09, Year 2007	To: Day , Month , Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2250	3750	7875
Nominal value of each share	10 PENCE	10 PENCE	10 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	0.00332	0.00900	0.05486

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street,	ORDINARY	13875
London		
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 11/10/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House
— for the record —

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 19 2007
WASH. D.C.
160

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	09	2007	27	09	2007

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1050	3900	2550
Nominal value of each share	10 PENCE	10 PENCE	10 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	0.05436	0.5481	0.05514

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 7500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 11/10/07

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	09	2007	27	09	2007

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1275		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05422		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

FILE NO. 82-34962

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	1275
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______ Date 11/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	10	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5525		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05447		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address: Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted: ORDINARY	Number allotted: 5525
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 24/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	10	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	525	1275	
Nominal value of each share	10 PENCE	10 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	0.05482	0.05444	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

FILE NO. 82-34962

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 1800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 24/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 03 Month 10 Year 2007	To: Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2325		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05444		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

FILE NO. 82-34962

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	ORDINARY	2325
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 24/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

FILE NO. 82-34962

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day Month Year	To: Day Month Year
	04 10 2007	

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	2400	2550	
Nominal value of each share	10 PENCE	10 PENCE	
Amount (if any) paid or due on each share (including any share premium)	0.00326	0.05381	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

FILE NO. 82-34962

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 4950
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

END

Signed [signature] Date 26/10/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange